MANAGEMENT DISCUSSION & ANALYSIS
The date of this Management Discussion and Analysis (“MD&A”) is December 18, 2007, for the quarter ended October 31, 2007 and should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the same period. Please also refer to the Company’s audited consolidated financial statements and accompanying notes for the year ended July 31, 2007.

Forward Looking Statements
Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business
Trans-Orient Petroleum Ltd. is a Vancouver, British Columbia, Canada based company. The Company’s operating strategy is focused on its international oil and gas exploration operations through its 100% interests in PEP 38348 and PEP 38349 that consist of 2,163,902 net acres of lightly explored land located in New Zealand’s East Coast Basin. The Company will also consider further investment into existing exploration and productions companies if opportunities become available that meet the Company’s specific investment criteria.

Results of Operations
The Company has incurred losses to date of $11,456,778 which includes a net loss for the first quarter of the 2007 fiscal year of $90,108 compared to net income from the first quarter of $24,035 of last year.

The Company’s net loss of $90,108 for the quarter essentially consitsted of the Company’s General and Administrative (“G&A”) expenses.

For the period ended October 31, 2007, the G&A expenses totalled $205,756 which is considerably higher than the same period last year when G&A costs totalled $108,803. The reason for the increase in G&A relates specifically to the Company’s efforts to re-establish it’s direct operations into international oil and gas exploration. A comparative summary of G&A costs for the period ending October 31, 2007 and the comparitive period last year can be found in the consolidated interim schedules of general and administrative expenses in the accompanying unaudited interim consolidated financial statements.

Summary of Quarterly Results

	Three Month Period Ended Oct. 31, 2007 $	Three Month Period Ended July 31, 2007 $	Three Month Period Ended April 30, 2007 $	Three Month Period Ended Jan. 31, 2007 $	Three Month Period Ended Oct. 31, 2006 $	Three Month Period Ended July 31, 2006 $	Three Month Period Ended April 30, 2006 $	Three Month Period Ended Jan. 31, 2006 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	(90,108)	(177,217)	(870,844)	(70,784)	24,035	(171,629)	(39,419)	176,031
Basic income (loss) per share	(0.00)	(0.00)	(0.03)	(0.00)	0.00	(0.00)	(0.01)	0.01
Diluted income (loss) per share	(0.00)	(0.00)	(0.03)	(0.00)	0.00	(0.00)	(0.01)	0.01

In the periods where net losses are incurred, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

Capital Expenditures
The Company has the following commitments for Capital Expenditure at October 31, 2007:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	1,400,000	1,400,000	-
Total Contractual Obligations (2)	1,400,000	1,400,000	-

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required.

The Company’s forward work progam requires additional geological and geophysical studies and, prior to November 8, 2008, the Company must acquire a total of 50 kilometers of 2D seismic at a cost of approximately $1,400,000.

Liquidity and Capital Resources
The Company ended the first quarter of the 2008 fiscal year with $8,358,272 (October 31, 2006: $2,956,829) in cash and cash equivalents and $8,400,403 (October 31, 2006: $2,954,294) in working capital. This compares to $8,499,720 in cash and cash equivalents and $8,485,610 in working capital for the year ended July 31, 2007. The Company is adequately funded to meet its capital and ongoing requirements for the next eighteen months based on the current exploration and development programs. Additional material commitments or acquisitions by the Company may require a source of additional financing.

The Company did not conduct any financing or investing activities during the first quarter of the 2008 fiscal year.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties
Please refer to Note 5 of the accompanying unaudited consolidated interim financial statements for details of related party transactions during the period ended October 31, 2007.

Director Movements
On October 17, 2007, Mr. Alex Guidi was appointed as a Director.

Disclosure controls and procedures
The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective to ensure accurate and complete disclosure.

Business Risks and Uncertainties
The business risks for the Company have not materially changed from the disclosure in the 2006 year end MD&A.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
AUDITORS
Barry MacNeil
Secretary, CFO, Director	De Visser Gray
Vancouver, British Columbia	Chartered Accountants
Vancouver, British Columbia
Michael Hart
Vancouver, British Columbia (1)	REGISTRAR AND TRANSFER AGENT

David Bennett, Ph.D.	Computershare Investor Services Inc.
Wellington, New Zealand (1)	9th Floor, University Avenue
Toronto, Ontario
Alex P. Guidi	Canada M5J 2Y1
Vancouver, British Columbia	Telephone: 1-800-564-6253
Facsimile: 1-866-249-7775
(1) Member of audit committee	Email: service@computershare.com

CORPORATE OFFICE	SHARE LISTING

999 Canada Place	OTCBB: TOPLF
World Trade Center Suite 404
Vancouver, BC, Canada V6C 3E2	ANNUAL GENERAL MEETING
Telephone: 1-604-682-6496
Facsimile: 1-604-682-1174	The annual general meeting will be held
on January 25, 2008 at the offices
SHAREHOLDER RELATIONS	of Lang Michener, Barristers & Solicitors,
Suite 1500, 1055 West Georgia St.
Telephone: 604-682-6496	Vancouver, B.C. at 10:00am.
Facsimile: 604-682-1174
SHARE CAPITAL
BANKERS
At December 18, 2007 there are 36,545,225
Bank of Montreal	shares issued and outstanding. (Fully diluted
Vancouver, British Columbia	52,819,867)

SUBSIDIARY
DLJ Management Corp.
Orient Petroleum (NZ) Limited
Orient Petroleum (PNG) Limited